

LAUREN GAMACHE

VISIONARY | MARKETER

ME RE ASSOCIATE BROKER



 lauren@lovethenetwork.com

 207-660-2541

 /in/laurengamache

 /viridescent89

My professional goals begin with a desire to support and contribute to an organization comprised of kind, creative and mindful individuals who's talents leverage my own abilities. I pay special attention to detail and authenticity while simultaneously striving to produce meaningful and quality work on multiple projects at once. A mentality of abundance coupled with executive persistance drives me to continually seek improvement and development.

EXPERIENCE

- **Justify Creatives**
  Partner | Digital Marketer — January 2020 – Present
- **Love The Network**
  Co-Founder — January 2019 – Present
- **Auction Properties, LTD., DBA Tranzon Auction Properties**
  Maine Real Estate Associate Broker — June 2019
  Maine Real Estate Sales Agent — June 2017 – June 2019
  Administrative Assistant — August 2016
- **Maine Virtual Academy**
  Assistant Registrar — Spring/Summer 2016
- **Ferris Music Service | DBA Mainely ATMs**
  Office Manager – 2008 – 2013

EDUCATION

- March 2019 – Maine Real Estate Associate Broker

- 2012 – University of Maine BSBA Business Management

- 2010 – Kennebec Valley Community College – Business Administration and Marketing

SKILLS & NOTEWORTHY

- Microsoft Office & Adobe Creative Suite
- Email Marketing
- Creative Marketing Solutions
- Ad Copy & Press Release Writing
- Proposal Development
- Facebook & Instagram Targeted Advertising
- Real Property Research
- Quality Lead Generation for Sales Team
- Involved in multiple million dollar sales and multi-property sales, adhereing to tight deadlines.

CORE COMPETENCIES

- Business Development
- Market Research
- Consumer Behavior
- Fostering Communication
- Campaign Reporting
- Brand Strategy
- Client Relationship Management
- Goal Specific Prioritization



RYAN A. MURPHY

DEVELOPER | DIGITAL MARKETER | PROBLEM SOLVER

CONTACT ME

(207)572-0487
ryan@lovethenetwork.com
www.justifycreatives.com
75 Bishop Street, Suite 12, Portland, ME 04103

SYNOPSIS

Passionate about helping businesses grow

- Increasing sales directly or through genuine marketing and engaging content.
- Increase profits through productivity and process improvement.
- Train and motivate other employees of various backgrounds, abilities, and personalities.
- Solve complex problems quickly and effectively with creative thinking, communication, and digital solutions.
- Promote the sharing of unique ideas and criticism to generally help promote business growth.
- HTML, CSS, PHP, SQL-Db, JavaScript, Some C+

PERSONAL STRENGTHS

- Natural leader, inspiring maximum workplace productivity.
- Effective Verbal and Written Communication.
- Cognitive Flexibility and Overall Adaptability.
- Giving & Receiving Constructive Feedback.
- Project Management and Planning
- Life-long Learner - committed to staying on top of the best current and emerging business practices.
- Estimating Complex Costs and Timelines.
- Risk Assessment.

MY REFERENCES

Lauren Gamache
Lauren@lovethenetwork.com
Justin Hayden
Justin@ACYardservices.com
Mike Peterson
Mike@vertexconstructiongroup.com

CAREER SUMMARY

Founder | CTO | Interim CFO
Love The Network
January 2019 to Present
- Creates, executes, and monitors ongoing marketing campaigns.
- Serves as point of contact for clients and partners.
- Spearheading App Development, Back Office Development, Product Launch, and network/talent search and outreach.

Market Development Manager
Justify Creatives
January 2020 to Present
- Help small business and start-up owners to develop and improve their web and social media presence.
- Build and execute digital marketing campaigns.
- Business consulting and custom digital solutions provider, specializing in Real Estate, Construction, Development, Mobile Apps, and Virtual Reality.

Freelance Web Developer & Marketer
Self Employed
January 2018 to January 2020
- Worked with small business owners to develop and improve their web and social media presence.
- Built professional relationships within the community with useful, engaging, and educational content.

Commercial Construction Assistant Supervisor
Hutter Construction, Inc.
January 2017 - January 2018
- Supervise and execute plans of action overseeing York High School addition.
- Coordinated team development between the project super, sub contractors, and employees.
- Orchestrated to bring the project back on schedule.

Owner | General Contractor
R.A.M. Construction
2006-2016
- Start-up, focusing on residential and light commercial with minimal investment
- Grew company from one employee to multi-faceted construction company
- Successfully completed jobs start to finish 60-100 ft commercial warehouse and maintenance buildings.

ONLINE PROFILE

LinkedIn - /in/ryanmurphyenterprises
Facebook -
/R.A.M.Construction
/lovethenetwork